ANAPTYSBIO, INC.
10770 Wateridge Circle, Suite 210
San Diego, CA 92121
November 13, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Lauren Hamill

Re:	AnaptysBio, Inc. Registration Statement on Form S-3 (File No. 333-283001)

Requested Date:	November 15, 2024
Requested Time:	4:00 PM Eastern Time
Ladies and Gentlemen:
AnaptysBio, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.
The Registrant hereby authorizes Ryan Mitteness and Effie Toshav, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Mitteness at (206) 389-4533 or, in her absence, to Ms. Toshav at (206) 389-4576.
* * *

Sincerely,

ANAPTYSBIO, INC.

By:	/s/ Daniel Faga
Daniel Faga
Chief Executive Officer

cc:	Ryan Mitteness, Esq.
Effie Toshav, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]